
<ARTICLE> 5
<LEGEND>
THIS SCHEDULE CONTAINS SUMMARY FINANCIAL INFORMATION EXTRACTED FROM THE
CONDENSED CONSOLIDATED BALANCE SHEET AS OF JULY 6, 1996, THE CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS FOR THE 36 WEEKS ENDED JULY 6, 1996, AND
THE CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE 36 WEEKS ENDED JULY
6, 1996.
</LEGEND>

<PERIOD-TYPE>                   OTHER
<FISCAL-YEAR-END>                          NOV-02-1996
<PERIOD-START>                             OCT-29-1995
<PERIOD-END>                               JUL-06-1996
<CASH>                                           4,920
<SECURITIES>                                         0
<RECEIVABLES>                                   56,670
<ALLOWANCES>                                       828
<INVENTORY>                                          0
<CURRENT-ASSETS>                                73,150
<PP&E>                                          33,730
<DEPRECIATION>                                  15,463
<TOTAL-ASSETS>                                 107,443
<CURRENT-LIABILITIES>                           43,114
<BONDS>                                              0
<PREFERRED-MANDATORY>                                0
<PREFERRED>                                          0
<COMMON>                                           103
<OTHER-SE>                                      44,886<F1><F2><F3><F4>
<TOTAL-LIABILITY-AND-EQUITY>                   107,443
<SALES>                                        297,859
<TOTAL-REVENUES>                               299,946
<CGS>                                          234,553
<TOTAL-COSTS>                                  291,658
<OTHER-EXPENSES>                                 (192)
<LOSS-PROVISION>                                   356
<INTEREST-EXPENSE>                                 924
<INCOME-PRETAX>                                  7,556
<INCOME-TAX>                                     8,401<F1><F2><F3><F4>
<INCOME-CONTINUING>                              (845)<F1><F2><F3><F4>
<DISCONTINUED>                                       0
<EXTRAORDINARY>                                      0
<CHANGES>                                            0
<NET-INCOME>                                     (845)<F1><F2><F3><F4>
<EPS-PRIMARY>                                        0<F1><F2><F3><F4>
<EPS-DILUTED>                                        0

<F1> On May 3, 1996, the Company completed an initial public offering of
2,300,000 shares of common stock at $14.00 per share of which 1,500,000 shares were sold by the Company and 800,000 shares were sold by certain of the Company's stockholders. Prior to the Offering, there was no public market for the Company's common stock. The common stock is traded on the Nasdaq National Market under the symbol "WSTF".

The net proceeds to the Company from the sale of the 1,500,000 shares of common stock, after deduction of associated expenses, were $18,980. A portion of the net proceeds was used to repay $13,800 outstanding under the Company's revolving credit facility. A portion of the remaining balance was used to acquire the operations of one of the Company's licensees and one of the Company's franchise agents for a combined purchase price of $2,767. The remaining balance is reserved for acquisitions, further debt reduction or for working capital and other general corporate use. The Company did not receive any of the proceeds from the sale of the shares of common stock offered by the stockholders.

Concurrent with the Offering, the Company effected a 1,542.01 for 1 stock split, established a par value of $0.01 per share of common stock and increased the authorized shares of common stock to 25,000,000. In addition, the Company established a class of preferred stock, $0.01 par value per share, and authorized 1,000,000 shares. No shares of the preferred stock are outstanding.

The effect of the Offering on the Company's capital structure was to increase common stock by $53 (10,338,116 shares issued and outstanding) and to increase additional paid-in-capital by approximately $18,927.

<F2> On April 30, 1996, and in conjunction with the Offering, the Company elected to terminate its S corporation status. In connection with the termination, the Company is required by the Internal Revenue Service Code to change its method of accounting for income tax reporting purposes from the cash basis to the accrual basis. The termination resulted in a non-recurring net charge to earnings of $7,460 in the third quarter of fiscal 1996. This charge is due primarily to temporary differences resulting from the Company's historical use of the cash method of accounting for income tax purposes and is reflected on the Company's unaudited consolidated balance sheet at July 6, 1996 through adjustments consisting of an increase of $12,574 in income taxes payable and deferred income tax liabilities partially offset by an increase in the Company's deferred tax assets of $5,114. The income tax liability of $12,574 will be payable in quarterly installments due over four years. The initial quarterly installment relating to such tax liability is due on August 15, 1996.

<F3> Pro forma net income per common share represents income before income taxes after a pro forma provision for federal and state income taxes as if the Company had been subject to federal and state income taxation as a C corporation during each of the periods presented, divided by the pro forma weighted average shares of common stock outstanding during the period.
No effect has been given to options outstanding under the Company's Stock Option Plans as no material dilutive effect would result from the exercise of these items. The pro forma weighted average shares outstanding for the 12 and 36 weeks ended July 8, 1995 gives effect to the common stock split and the additional shares issued to the principal stockholder. Historical net income per share is not presented in view of prior period S corporation status.

<F4> Prior to consummation of the Offering, the Company declared a dividend payable to its current stockholders consisting of the lesser of the remaining undistributed earnings of the Company accumulated from November 1, 1987 to April 30, 1996 (the effective date of the Company's S corporation termination) which were subject to taxation at the stockholder level, or $5,000. The final undistributed earnings of the Company from November 1, 1987 to April 30, 1996 totaled $11,142. The difference between the actual distribution of $5,000 and the undistributed earnings of $11,142 has been reclassified for financial reporting purposes from retained earnings to additional paid-in-capital. The $5,000 stockholder distribution will be paid in quarterly installments over a one-year period. The first installment of $1,250 was paid on July 15, 1996.

